UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

SCHEDULE 13D

(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO

§ 240.13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO § 240.13d-2(a)

(Amendment No. 3)*

China Hydroelectric Corporation

(Name of Issuer)

Ordinary Shares, $0.001 par value per share

(Title of Class of Securities)

16949D101**

(CUSIP Number)

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

April 15, 2011

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box.  ☐

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See §240.13d-7 for other parties to whom copies are to be sent.

*	The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

**	The CUSIP number refers to the American Depositary Shares that relate to the Ordinary Shares and trade on the New York Stock Exchange. The Ordinary Shares of China Hydroelectric Corporation are not publicly traded in the United States.

CUSIP No. 16949D101

1.	NAME OF REPORTING PERSON Bank of America Corporation
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☒
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,290
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 300
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,290
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) < 1%
14.	TYPE OF REPORTING PERSON CO, HC

CUSIP No. 16949D101

1.	NAME OF REPORTING PERSON Blue Ridge Investments, L.L.C.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION Delaware
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 0
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 0
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 0
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 0%
14.	TYPE OF REPORTING PERSON OO

CUSIP No. 16949D101

1.	NAME OF REPORTING PERSON Bank of America, N.A.
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3.	SEC USE ONLY
4.	SOURCE OF FUNDS N/A
5.	CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEMS 2(d) or 2(e) ☐
6.	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7.	SOLE VOTING POWER 0
	8.	SHARED VOTING POWER 7,290
	9.	SOLE DISPOSITIVE POWER 0
	10.	SHARED DISPOSITIVE POWER 300
11.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 7,290
12.	CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) < 1%
14.	TYPE OF REPORTING PERSON BK

This Amendment No. 3 relates to the Schedule 13D filed with the Securities and Exchange Commission (the “Commission”) on behalf of Bank of America Corporation, a Delaware corporation (“Bank of America”), Blue Ridge Investments, L.L.C., a Delaware limited liability company (“Blue Ridge”), and CPI Ballpark Investments Ltd., a limited liability company organized under the laws of Mauritius (“CPI,” and together with Bank of America, Blue Ridge and Bank of America, National Association (“BANA”), the “Reporting Persons”) on February 4, 2010 (the “Schedule 13D”), relating to the Ordinary Shares, par value $0.001 per share (the “Ordinary Shares”), of China Hydroelectric Corporation (the “Company” or “Issuer”), as amended by Amendment No. 1 to Schedule 13D filed with the Commission on July 27, 2010 and by Amendment No. 2 to Schedule 13D filed with the Commission on February 14, 2011. The information set forth in the Schedule 13D and Amendments No. 1 and No. 2 to Schedule 13D is amended by this Amendment No. 3 only as specifically stated. Capitalized terms used but not otherwise defined herein shall have the meaning ascribed to them in the Schedule 13D.

The information set forth in response to each separate Item below shall be deemed to be a response to all Items where such information is relevant.

Item 5. Interest in Securities of the Issuer.

Item 5(a) of the Schedule 13D is hereby deleted and replaced as follows:

(a) On April 15, 2011, Blue Ridge and CPI completed their previously disclosed separate transactions with NewQuest Asia Fund I. As a result, Blue Ridge disposed of its 7,885,431 Ordinary Shares of the Issuer and certain affiliates of Bank of America also sold CPI and a number of other portfolio companies that did not own any shares of the Issuer. As of the closing of the sale of CPI, the 30,858,964 Ordinary Shares of Issuer held by CPI are no longer deemed to be beneficially owned by Bank of America.

Bank of America is the ultimate parent company of each of the other Reporting Persons. Its specific relationship to the other Reporting Persons is explained below. As the ultimate parent company of the other Reporting Persons, as of April 15, 2011, Bank of America may be deemed to beneficially own 7,290 Ordinary Shares, or less than 1% of the Ordinary Shares, held directly by BANA.

As discussed above, CPI was sold in connection with the transaction and, therefore, is no longer affiliated with Bank of America, BANA, or Blue Ridge. As of April 15, 2011, CPI is no longer a Reporting Person to this Schedule 13D.

BANA, a federally chartered bank, is a wholly owned subsidiary of BANA Holding Corporation, which is a wholly owned subsidiary of BAC North America Holding Company, which is a wholly owned subsidiary of NB Holdings Corporation (the “BANA Parent Companies”), which is a wholly-owned subsidiary of Bank of America. Because of the relationships to the Reporting Persons (as applicable) each of the BANA Parent Companies may be deemed to beneficially own 7,290 Ordinary Shares (representing less than 1% of the Ordinary Shares).

The foregoing calculations of percentage ownership is based on 153,295,516 Ordinary Shares issued and outstanding as represented by the Company in its Annual Report filed on Form 20-F on May 24, 2010.

As of April 15, 2011, Blue Ridge is no longer subject to the terms of the Stockholders Agreement.

Each Reporting Person declares that neither the filing of this Amendment No. 3 nor anything herein shall be construed as an admission that such person is, for the purposes of Section 13(d) of the Exchange Act or any other purpose, the beneficial owner of any securities held by the Other Stockholder Parties.

Item 6. Contracts, Arrangements, Understandings or Relationships With Respect to Securities of the Issuer.

The information set forth in Item 5 of this Amendment No. 3 is hereby incorporated herein by reference.

After reasonable inquiry and to the best of the undersigned’s knowledge and belief, each of the undersigned certifies that the information set forth in this Statement is true, complete and correct.

Dated: April 15, 2011

Bank of America Corporation

By:	/s/ Jeffrey M. Atkins
Name: Jeffrey M. Atkins
Its: Managing Director

Blue Ridge Investments, L.L.C.

By:	/s/ Jeffrey M. Atkins
Name: Jeffrey M. Atkins
Its: Managing Director

Bank of America, National Association

By:	/s/ Jeffrey M. Atkins
Name: Jeffrey M. Atkins
Its: Managing Director